ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	April 30, 2015 to April 30, 2016	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME		EFFECTIVE DATE
o	Neuberger Berman Municipal High Income Fund, as series of:
Neuberger Berman Income Funds		June 22, 2015

o	Neuberger Berman World Equity Fund, a series of:
Neuberger Berman Equity Funds		June 24, 2015

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)